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                                  October 23, 2020

       Ryan Belanger-Saleh
       Co-Chief Executive Officer
       Gatsby Digital, Inc.
       28 Liberty St.
       New York, NY 10005

                                                        Re: Gatsby Digital,
Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 7,
2020
                                                            File No. 024-11292

       Dear Mr. Belanger-Saleh:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2020 letter.

       Amendment No. 3 to Form 1-A

       Risk Factors
       Investors in this offering will enter into an Investors    Rights
Agreement that will limit their
       voting rights . . . ., page 10

   1. Please revise this risk factor to clarify, if true, that the voting right restrictions apply to all shares of capital stock
of the company held by an investor, including shares of common stock acquired upon
conversion of the preferred stock, and not just preferred stock. In this regard, we note that
Section 4 of the Investors' Rights Agreement applies to "all shares of capital stock of the
Company now or hereafter directly or indirectly owned of record or beneficially by the
Stockholder."
 Ryan Belanger-Saleh
FirstName LastNameRyan   Belanger-Saleh
Gatsby Digital, Inc.
Comapany
October 23,NameGatsby
            2020       Digital, Inc.
October
Page 2 23, 2020 Page 2
FirstName LastName
Investor Perks, page 14

2. We note that you will provide specific perks to investors who purchase a minimum of
         5,435 shares in the offering, including certain trading credits in their Gatsby Platform accounts. Please revise to briefly explain the nature of such trading credits and provide illustrative examples of how they may be used by investors.
Our Advantage, page 20

3. We note your statement in the seventh paragraph on page 20 and elsewhere that your customers can earn Gatsby Rewards Points for each trade that can be redeemed for gift cards. As previously requested, please describe in greater detail the thresholds at which such points trigger rewards (e.g., clarify the monetary value of a gift card that one Gatsby
         Rewards Point represents.) Also please provide an estimate of any costs you expect to incur for purchasing gift cards or other rewards for which outstanding rewards points will be redeemed in the future.
Plan of Operations and Milestones, page 27

4.       Please define the acronym "LTV" in the table under the heading "Clear
Path to a
         Profitable Zero-commission Model" on page 27. Substantially revise to clearly explain how each of the figures under the "User Acquisition" and "LTV" columns were calculated. Also clearly explain the assumptions underlying "management's current views," which you using for illustrative purposes, as you state at the bottom of page 27.
         Finally, please explain what you mean by the phrases "revenue from float," "Gatsby
         Gold," "routing away," and "churn extrapolated from current levels."
5. We note your statement in the graphic at the bottom of page 27 that "[d]etailed financial projections will be made available in the data room for additional review once the offering is qualified and made available for investment." Please tell us what you mean by the "data room" and tell us why you believe you can provide such information to investors when it is not in the offering statement.
Exhibits

6.       We note your statements in your test-the-waters materials that:
             your pre-money valuation is estimated at $25,000,000 (refer to Exhibit 13.1);
             you have plans to create a Gatsby gold premium account (refer to Exhibit 13.3); and
             your revenue model appears to include secondary revenue sources (e.g., interest on floats and cash balances from customer accounts and from stock loans) (refer to
            Exhibits 13.3).

         Please revise to include this information in your offering circular. Also explain how your pre-money valuation was calculated. Alternatively, please explain why such information is not material to investors.
 Ryan Belanger-Saleh
Gatsby Digital, Inc.
October 23, 2020
Page 3

        You may contact Michael Henderson at (202) 551-3364 or Hugh West at
(202) 551-3872
if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameRyan Belanger-Saleh                      Sincerely,
Comapany NameGatsby Digital, Inc.
                                                           Division of
Corporation Finance
October 23, 2020 Page 3                                    Office of Finance
FirstName LastName